   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1998
                               FILE NO. 333-51933

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM SB-2
                         POST-EFFECTIVE AMENDMENT NO. 2
                                       to
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                ----------------

                                 PTN MEDIA, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


              DELAWARE                                         7371
    (STATE OR OTHER JURISDICTION                         (PRIMARY STANDARD
  OF INCORPORATION OR ORGANIZATION)                  CLASSIFICATION CODE NUMBER)

                                   38-3399098
                          INDUSTRIAL (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)


     313 NORTH FIRST ST., SUITE 8B, ANN ARBOR, MICHIGAN 48104 (734) 327-0579
           (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                 313 NORTH FIRST ST., SUITE 8B, ANN ARBOR,
           MICHIGAN 48104 (ADDRESS OF PRINCIPAL PLACE OF BUSINESS
                  OR INTENDED PRINCIPAL PLACE OF BUSINESS)

                             PETER KLAMKA, PRESIDENT
                                 PTN MEDIA, INC.
    313 NORTH FIRST ST., SUITE 8B, ANN ARBOR, MICHIGAN 48104 (734) 327-0579
             (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                 ----------------
                                   COPIES TO:

                             DAVID N. FELDMAN, ESQ.
                         LAW OFFICES OF DAVID N. FELDMAN
                         36 WEST 44TH STREET, SUITE 1201
                            NEW YORK, NEW YORK 10036
                                 (212) 869-7000
                               FAX: (212) 997-4242
                                ----------------

                      APPROXIMATE DATE OF PROPOSED SALE TO
             THE PUBLIC: As soon as practicable after the effective
                      date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [   ]
                                ----------------

                        CALCULATION OF REGISTRATION FEE


                                                     PROPOSED MAXIMUM        PROPOSED MAXIMUM
TITLE OF EACH CLASS OF           AMOUNT TO           OFFERING PRICE PER          AGGREGATE             AMOUNT OF
SECURITIES TO BE REGISTERED      BE REGISTERED             SHARE             OFFERING PRICE(1)      REGISTRATION FEE
COMMON STOCK,
  PAR VALUE $. 001 PER SHARE..... 400,000 SHARES            $5.00               $2,000,000               $ 590


-------------------------------------------------------------------------------

(1) ESTIMATED SOLELY FOR THE PURPOSE OF COMPUTING THE AMOUNT OF THE REGISTRATION FEE PURSUANT TO RULE 457.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                 PTN MEDIA, INC.

                         400,000 SHARES OF COMMON STOCK


                              PROSPECTUS SUPPLEMENT

                                NOVEMBER 23, 1998

     This Prospectus Supplement to Registration Statement on Form SB-2 of PTN Media, Inc., a Delaware corporation (the "Company") includes certain amended information contained in the Company's Registration Statement, as well as in the Company's Prospectus dated September 18, 1998 ("Prospectus").

     This Prospectus Supplement must be affixed to the Prospectus upon any delivery to an offeree of the Shares.

Quarterly Report

     On November 20, 1998, the Company filed a Quarterly Report on Form 10-QSB, which reported that at September 30, 1998 current liabilities exceeded current assets by $890,840. The Company also reported a net loss for the three months ended September 30, 1998 of $255,096 and for the nine months ended September 30, 1998 of $807,627.

Loans from President

     Amending and restating the Prospectus, in April 1998, Peter Klamka, the Company's Chairman, President and Chief Executive Officer, provided the Company with a revolving credit line with a maximum of $500,000 available (the "Klamka Credit Line"). In September 1998, the Board of Directors of the Company authorized an increase in this line to $550,000, and in November 1998, a further increase to $800,000 was authorized. As of November 23, 1998, borrowings outstanding under the Klamka Credit Line aggregated approximately $750,000. Loans drawn on the Klamka Credit Line bear interest at a rate of 9% per annum from the date they are made to the Company and are payable by May 2001, provided, however, that if the Company raises gross proceeds in this Offering of at least $1,500,000, the entire outstanding amount of the Klamka Credit Line and accrued interest will be repaid from the proceeds of this Offering.

     As a result of the foregoing, the Use of Proceeds section on page 18 of the Prospectus is further adjusted by (i) increasing the "Repayment of Indebtedness" by an aggregate of $345,000 in the columns under $2 million and $1.5 million, and by (ii) reducing "Working Capital" by $345,000 in the columns under $ 2 Million and $1.5 Million.

Additional Placement Agent

     On November 18, 1998, Hornblower & Weeks, Inc. signed a Placement Agent Agreement with the Company. The cover page of the Prospectus has been changed to include the Hornblower & Weeks, Inc.("Hornblower") name in replacement of CPA Advisors Network, Inc.

     The agreement with Hornblower is different from the form of Placement Agency agreement entered into with other placement agents. In addition to a 10% commission (similar to other placement agents), Hornblower will recieve (i) certain accountable expenses incurred in connection with the transaction, (ii) a five percent (5%) finders fee, for the term of the agreement and five years thereafter, for transactions between the Company and Hornblower or its affiliates, former affiliates and customers and (iii) a right of first refusal to serve as underwriter or placement agent for future public offerings taking place during the term of the agreement. The Company intends to terminate this agreement with Hornblower upon completion of the Initial Public Offering, but there can be no assurance that this termination will take place.

Calendar Agreement with Claudia Schiffer

In November 1998, the Company entered into a Licensed Calendar Agreement with well-known model Claudia Schiffer ("Calendar Agreement"). The Calendar Agreement grants the Company the right to use the name, likeness, and endorsement of Ms. Schiffer in the advertisement, promotion and sale of a 16-month calendar for the year 1999, including photographs of Ms. Schiffer, in downloadable electronic format, including CD-Rom ("Licensed

Calendar"). Ms. Schiffer will provide photographic images and voice recording for the Licensed Calendar. The Company agreed to pay Ms. Schiffer an advance royalty in the aggregate amount of $75,000, of which $37,500 was paid upon execution of the Calendar Agreement, and the remaining $37,500 is required to be paid upon approval of the Licensed Calendar. The Company agreed to pay to Ms. Schiffer royalties of a percentage of sales ranging from 20% of Net Sales for 0-20,000 units to 60% of Net Sales for 50,001 units and above. This advance payment will be credited against any earned royalty payment. The Calendar Agreement terminates December 31, 1999.

Proposed Web Site License Agreement with Claudia Schiffer

     The Company intends to enter into a Web Site License Agreement with Claudia Schiffer (the "Schiffer License Agreement") upon the earlier to occur of such time as (i) the Company has received at least $150,000 in net proceeds from the sale of shares in the Initial Public Offering or (ii) Peter Klamka, the Company's President, loans sufficient funds to the Company to make the initial required advance royalty to Ms. Schiffer (such date, the "Effective Date"). The Schiffer License Agreement would grant the Company the exclusive license for an on-line Internet service devoted to Ms. Schiffer. The Company would have the right to use Ms. Schiffer's name and likeness for an Internet site including a merchandise "boutique", monthly column and interviews or on-line chat sessions. Ms. Schiffer also would make promotional appearances and voice recordings to promote the site and provide content for it. The Schiffer License Agreement would continue until the year 2001. The Company would pay Ms. Schiffer guaranteed minimum royalties of $300,000 for the first year of the Schiffer License Agreement, $400,000 for the second year, and $500,000 for the third year, which would be credited against earned royalties ranging from 25% to 80% of site revenues and profits from boutique merchandise sales.

     The Schiffer License Agreement would also grant to Ms. Schiffer, 219,682 shares of Common Stock (the "Shares"), with the right to maintain the ratio of her Common Stock ownership to that of Peter Klamka, the Company's President. The Company expects to value the Shares at $4.00 per share of common stock, if issued anytime prior to the existence of an active trading market in the Company's stock. If the Shares are issued any time after the existence of an active trading market in the Company's stock, then the Company intends to value the shares at 80% of the market value of the Company's stock on the date of issuance. The Company agreed to indemnify Ms. Schiffer for any U.S. income tax liability resulting from the issuance of these shares, however, the Company has been assured that Ms. Schiffer is not a U.S. citizen or resident, and therefore is not likely to be responsible for any such taxes.

     A payment of $150,000 is required upon execution and delivery of the Agreement ("Initial Payment"). The Company has delivered executed versions of the Schiffer License Agreement to Ms. Schiffer's attorney, and has delivered a stock certificate representing the shares to Ms. Schiffer's manager. The Company has been informed by Ms. Schiffer's attorney that the Schiffer License Agreement will be executed and delivered by Ms. Schiffer upon receipt of the Initial Payment and the Shares. The Company anticipates, but cannot assure, that the Effective Date will occur on or before December 4, 1998.

     After the offering, as a result of the proposed issuance of shares to Ms. Schiffer, she will own 6% of the outstanding shares of Common Stock of the Company (assuming all shares offered hereby are sold). The ownership of all other stockholders, including those listed in the Prospectus on page 39, will be reduced proportionately. In addition, the dilution to investors set forth in the Prospectus on page 21, will be greater after the offering because Ms. Schiffer's shares are being valued at $4 per share, rather than the $5 in place at the time of the offering.

www.fragrancedirect.com.

     The Company is nearing completion of the building of a web site with the Internet address "www.fragrancedirect.com." On this web site the Company will sell colognes, perfumes and other fragrances direct to Internet users, much in the same way that books are sold on web sites such as Amazon.com. The site will be promoted through hyper-links from the Company's affiliated web sites. The Company also intends to create mutual linking arrangements with operators of apparel sites and to make barter arrangements for advertising.

     The Company anticipates that its prices will be lower than the manufacturers suggested retail prices, however, not necessarily less than all retail outlets. The web site, currently being tested, is expected to open to the public in late November or early December, although there can be no assurance thereof.

     The web site was built and will be maintained by an outside contractor whom the Company agreed to pay a $3000 one-time fee, $299 per month maintenance and 5% of gross sales from the site with a $50,000 per year cap. The outside contractor will process credit card orders.

     The Company intends to obtain product liability insurance in such amounts as it may deem appropriate to insure against any possible product liability exposure resulting from the sale of fragrances on www.fragrancedirect.com.

     There can be no assurance that the Company will generate any revenues from the web site. In addition, the Company is aware of at least two similar web sites attempting to compete for the on-line fragrance business.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Ann Arbor, Michigan on November 25, 1998.

                                               PTN MEDIA, INC.


                                               By: /s/ Peter Klamka
                                               Peter Klamka, Chairman,
                                               President and Chief Exec. Officer

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name                                        Title                                       Date

/s/ Peter Klamka                            Chairman, President, Chief                  November 25, 1998
--------------------------------            Executive Officer and Secretary
Peter Klamka                                (Principal Executive Officer and
                                            Principal Financial and Accounting
                                            Officer)

                                            Director
/s/ Deborah M. Schneider*                                                               November 25, 1998
--------------------------------
Deborah M. Schneider

/s/ Lila Lazarus*                           Director                                    November 25, 1998
--------------------------------
Lila Lazarus


* By Peter Klamka, as attorney-in-fact
pursuant to power of attorney granted
May 1, 1998

Exhibit
Number                                        Description

1.1*     Form of Placement Agent Agreement
1.2      Engagement Agreement with Hornblower & Weeks, Inc.
2.1* Plan of Merger between PTN Media, Inc. and Interactive Entertainment Studio, Inc., dated as of
         February 25, 1998.
3.1*     Certificate of Incorporation of PTN Media, Inc. dated as of January 13,
         1998.
3.2*     By-Laws of PTN Media, Inc.
4.1*     Specimen Common Stock Certificate
4.2*     Specimen 1997 Warrant Certificate
4.3*     Specimen 1998 Warrant Certificate
5.1*     Opinion of the Law Offices of David Feldman
10.1* Web Site License Agreement between Niki, Inc. and Interactive Entertainment Studio, Inc. dated as of June 1, 1997
10.2* Website License Agreement between Ty Girl, Inc. and Interactive Entertainment Studio, Inc.dated as of January 1, 1998
10.3* License Agreement between Ty Girl, Inc. and Interactive Entertainment Studio, Inc. dated as of January 1, 1998
10.4* Lease Agreement dated as of February 27, 1998, between First Miller Limited Partnership and PTN Media, Inc.
10.5* Website Design Services Agreement between zoecom, Inc. and Interactive Entertainment Studio, Inc. dated as of December 20, 1996
10.6* Letter of Intent between Cdnow, Inc. and Interactive Entertainment Studio, Inc. dated as of September 8, 1997
10.7* Agreement for Fashion House Flowers & Gifts Service between PC Flowers and Gifts, Inc. and Interactive Entertainment Studio, Inc. dated as of September 9, 1997
10.8* Standard Publicists Guild Agency - Client Agreement between the Angellotti Company and PTN Media, Inc. dated as of April 15, 1998
10.9*    PTN Media, Inc. 1998 Stock Option Plan
10.10*   Form of Subscription Agreement for Shares in this Offering
10.11* Revolving Promissory Note issued by PTN Media, Inc. to Peter Klamka dated April 1, 1998, in the maximum principal sum of $500,000
10.12*   Escrow Agreement between University Bank and PTN Media
11.1*    Computation of per share earnings
23.1*    Consent of Lazar Levine & Felix LLP
23.2*    Consent of the Law Offices of David Feldman (included in Exhibit 5.1)
24.1*    Power of Attorney (included in Part II of the Registration Statement)
27.1*    Financial Data Schedule
_____________________

*Previously filed.